Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 940,956
Advisory fees receivable	85,068
Other assets	18,291
Total assets	$1,044,315
LIABILITIES AND MEMBER'S EQUITY	
Liabilities - accrued expenses and other liabilities	$ 45,439
Member's equity	998,876
Total liabilities and member's equity	$1,044,315